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                                                                       Exhibit 3

                                     SECOND
                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                                 HOOVER'S, INC.

1. The name of the Corporation is Hoover's, Inc. The original Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on February 8, 1990.

2. The original Certificate of Incorporation was amended and restated pursuant to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 10, 1999, and subsequently amended on June 28, 1999 and May 24, 2001.

3. The text of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

         First:  The name of the corporation is:

                                 Hoover's, Inc.

         Second: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

         Third:   The nature of the business or purpose to be conducted or
promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

         Fourth: The total number of shares of capital stock which the corporation shall have authority to issue is one thousand (1,000) shares of Common Stock; each such share shall have a $1.00 par value.

         Fifth:   The corporation shall have perpetual existence.

         Sixth:   In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter or repeal the Bylaws of the corporation.

         Seventh: Elections of directors need not be by written ballot unless the Bylaws of the corporation shall so provide. Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the Bylaws of the corporation.

         Eighth: A director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its

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stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

           Ninth: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statue, and all rights conferred upon stockholders herein are granted subject to this reservation.